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                                                                  Exhibit (a)(6)

CD Radio Files Offerings


Washington, D.C. - September 2, 1997 - CD Radio Inc. (Nasdaq: CDRD) today filed registration statements with the Securities and Exchange Commission for the issuance of 3,500,000 shares of Common Stock and for the issuance of $150 million gross proceeds of Senior Discount Notes due 2007.

In addition, the Company filed a registration statement for the issuance of Convertible Preferred Stock in exchange for the outstanding shares of its 5% Delayed Convertible Preferred Stock.

Managing underwriters for the sale of the Common Stock are Merrill Lynch, Lehman Brothers and Unterberg Harris. Managing underwriters for the sale of the Senior Discount Notes are Merrill Lynch and Lehman Brothers. Merrill Lynch is the dealer manager for the Exchange Offer.

Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have yet to become effective. These securities may not be sold nor may offers to buy or exchange be accepted prior to the time the applicable registration statement becomes effective. This press release shall not constitute an offer to sell or exchange or the solicitation of an offer to sell or exchange, nor shall there be any sale or exchange, of these securities in any state in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state.

CD Radio is the winning bidder for one of two FCC national satellite radio broadcast licenses. The Company is building a satellite-to-car 50 channel radio system for the broadcast of music and other programming to motorists throughout the United States.

For Further Information:
David Margolese
202-296-6192



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